RULE 14F-1
                  REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                INFORMATION PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            BUY IT CHEAP.COM, INC.
                            1800 Bloomsbury Avenue
                              Ocean, NJ 07712

This report is furnished by the Board of Directors of Buy It Cheap.com, Inc., a Delaware corporation ("BYCC") to the holders of its common stock, $.001 par value. Information in this report regarding Cashtech Investment Limited, Harbin Zhongqiang Power-Tech Co., Ltd., Zhigou Fu or John C. Leo has been provided to BYCC by Cashtech Investment Limited.

BYCC has entered into a Share Exchange Agreement with the shareholders of Cashtech Investment Limited, a British Virgin Islands corporation ("Cashtech") pursuant to which BYCC will issue 9,720,000 shares of common stock and 725,494 shares of Series D Preferred Stock (convertible into 72,549,400 shares of common stock) in exchange for all of the outstanding capital stock of Cashtech (the "Share Exchange"). An additional 1,080,000 shares of common stock and 80,610 shares of Series D Preferred Stock (convertible into 8,061,000 shares of common stock) will be issued at the closing to a consultant to Cashtech.
As a condition to closing of the Share Exchange, Messrs. Zhiguo Fu and John C. Leo will be elected to serve as the members of the BYCC Board of Directors, and the present members of the BYCC Board of Directors will resign.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of BYCC on or about April 23, 2004.

              VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 9,040,582 shares of BYCC common stock issued, outstanding and entitled to vote. The following table sets forth the number of BYCC shares owned by each person who, as of April 21, 2004, owns of record, or is known by BYCC to own beneficially, more than 5% of the BYCC common stock, as well as the ownership of such shares by each director and executive officer of BYCC and the shares beneficially owned by all officers and directors as a group.

     Name and Address of             Amount and Nature of   Percent
     Beneficial Owner                Beneficial Ownership   of Class
     ----------------------------------------------------------------
     Robert Edwards                   400,000(1)             4.35%
     47 Bruns Road
     West Allenhurst, NJ 07711

     Anthony J. Consi                 350,000                3.87%
     52 Buttel Drive
     Clifton,  NJ 07013

     Stephen E. Roman, Jr.            308,153                3.41%
     25 Hillside Road
     Shark River Hills, NJ 07753

     David Chow                        15,000                0.17%
     4F No. 20, Lane 34
     Sec 2, Pa Te Road, Taipei, Taiwan

     Jennifer Lo                      421,405(2)             4.66%
     258-01 Pembroke Ave.
     Great Neck, NY 11021

     Michael Hsu                            0                   0%
     136-21 Roosevelt Ave
     Flushing, NY 11354


     Current Executive Officers
      and Directors as a Group
      (6 persons)                   1,494,558               16.53%

     Majestic International Inc.      633,400                7.01%
     No 3 14th Floor, No 535
     Cheng-Kuo, Third Road
     Kaohszung, Taiwan ROC

     Verchi Holdings Limited          550,000                6.08%
     Room 312, Entrance 3, Bldg. 14
     Compound 3, Jingouhe Road
     Wukesong-Haidian District
     Beijing, People's Republic of China

___________________________________

(1) Excludes 200,000 shares held by Mr. Edwards' wife to which he disclaims beneficial ownership.

(2) Includes 100,000 shares owned by Lyncroft Corp., a corporation of which Ms. Lo is the sole shareholder and 321,405 owned by Ms. Lo's son, J. Wu who lives with her.


Upon the closing of the Share Exchange, there will be 19,840,582 shares of BYCC common stock issued and outstanding as well as Series D Preferred Stock convertible into 80,610,400 common shares, or 100,450,982 common shares on a fully-diluted basis. The following table sets forth the number of BYCC shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of BYCC's common stock, as well as the ownership of such shares by each new director of BYCC and the shares beneficially owned by the new directors as a group.


     Name and Adress of            Amount and Nature of          Percent
     Beneficial Owner              Beneficial Ownership(1)       of Class(1)
     -----------------------------------------------------------------------
     Zhiguo Fu                           39,119,160                 38.94%
     Harbin Zhongqiang Power-Tech
      Co., Ltd.
     Weiyou Road, Shuangcheng
     Heilongjiang 150100
     People's Republic of China

     John C. Leo                          2,000,000(2)               1.95%
     100 Wall Street, 15th Floor
     New York, NY 10006

     All directors as a group
      (2 persons)                        41,119,160(2)              40.14%

     Warner Technology & Investment Corp  9,141,000                  9.10%
     701 East Linden Avenue
     Linden, NJ   07036

     Xiuhua Tang                          8,276,332                  8.24%
     Harbin Zhongqiang Power-Tech Co., Ltd.
     Weiyou Road, Shuangcheng
     Heilongjiang 150100
     People's Republic of China

_________________________________________

(1) For purposes of this table all shares of Series D Preferred Stock are treated as having been converted into common shares.

(2) Includes 2,000,000 common shares which BYCC will issue to Mr. Leo for services as a member of the Board of Directors when there are sufficient authorized shares.

                            NEW BOARD OF DIRECTORS

Upon the closing of the Share Exchange, the following persons will be the members of the Board of Directors of BYCC. The officers of BYCC after the closing have not yet been determined. The closing is expected to occur on May 3, 2004 or shortly thereafter.

* Zhiguo Fu. Mr. Fu organized Harbin Zhongqiang Power-Tech Co., Ltd. in 2002, and has served as its Chairman since then. In January 2004 he and the other shareholders of Harbin Zhongqiang Power-Tech Co. contributed 70% of its shares to Cashtech. In 1993 Mr. Fu founded Heilongjiang Goangsha Group, and he served as its Chairman until 2000. During that period Heilongjiang Goangsha Group had over 3,000 employees and was engaged in several hundred construction projects. Heilongjiang Goangsha Group was sold in 2000, at which time it had annual revenue in excess of $25 million. Previously Mr. Fu had twenty years experience in construction management. Mr. Fu is 54 years old.

* John C. Leo. Since 2001 Mr. Leo has served as President of Venture Capital Partners LLC, a private merchant banking and corporate consulting firm located in Jersey City, NJ. During 2001 Mr. Leo was a Securities Principal and Senior OTC Trader for AM Capital LLC, located in New York, NY. Previously, from 1997 until 2001, Mr. Leo was a Securities Principal, OTC Trader with M.H. Meyerson and Company, Inc., an investment
   banking and brokerage firm in Jersey City, NJ.   Mr. Leo currently also
   serves as a member of the Board of Directors of Atlantis Business Development Corp., a publicly-traded company. Mr. Leo is 39 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the Share Exchange, due to the small size of the Board. Neither Mr. Fu nor Mr. Leo is an "audit committee financial expert" within the definition given by the Regulations of the Securities Exchange Commission. They intend to recruit an audit committee financial expert to serve on the Board after the closing.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

                            EXECUTIVE COMPENSATION

This table itemizes the compensation paid to Zhiguo Fu by Harbin Zhongqiang Power-Tech Co., Ltd. for services as its Chief Executive Officer during 2003 and the last four months of 2002. There was no officer of Cashtech or Harbin Zhongqiang Power-Tech Co., Ltd. whose salary and bonus for services rendered during the year ended December 31, 2003 exceeded $100,000.

                           Year     Salary
     Zhiguo Fu...........  2003      $ 8,712
                           2002        2,904

                          RELATED PARTY TRANSATIONS

Zhigou Fu. Since founding Harbin Zhongqiang Power-Tech Co., Ltd., Zhiguo Fu has contributed $6,428,894 to the capital of that company, and received in return 47.6% of the capital stock of that company. Harbin Zhongqiang Power-Tech Co., Ltd. will become a subsidiary of BYCC upon closing of the Share Exchange.

John Leo. Mr. Leo is a business associate of David H. Zhou. Mr. Zhou is the President of Warner Technology & Investment Corp., which served as a consultant to Cashtech in connection with the Share Exchange and entry into U.S. capital markets. Mr. Leo assisted Warner Technology in providing those services. Warner Technology will receive a 9% interest in BYCC at the closing of the Share Exchange in consideration of its consulting services.

                                      By Order of the Board of Directors:

                                      Stephen E. Roman, Jr., Secretary